Exhibit 99.2

DLocal Limited

Unaudited Consolidated Condensed Interim Financial Statements as of June 30, 2024 and for the six-month and three-month periods ended June 30, 2024 and 2023

DLocal Limited

Unaudited Consolidated Condensed Interim Statements of Comprehensive Income

For the six-month and three-month periods ended June 30, 2024 and 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Six months ended		Three months ended
	Notes	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Continuing operations
Revenues	6	355,709	298,425	171,279	161,138
Cost of services	6	(222,927)	(165,828)	(101,468)	(90,378)
Gross profit		132,782	132,597	69,811	70,760
Technology and development expenses	7	(11,873)	(4,930)	(6,408)	(2,640)
Sales and marketing expenses	8	(9,136)	(7,963)	(4,505)	(3,106)
General and administrative expenses	8	(51,406)	(32,548)	(27,074)	(17,268)
Impairment reversal on financial assets	16	101	(30)	(76)	21
Other operating loss		(3,372)	—	(1,553)	—
Operating profit		57,096	87,126	30,195	47,767
Finance income	11	47,504	25,866	29,247	18,878
Finance costs	11	(19,160)	(17,016)	(1,202)	(11,419)
Inflation adjustment	11	(4,309)	(2,680)	(1,941)	(1,661)
Other results		24,035	6,170	26,104	5,798
Profit before income tax		81,131	93,296	56,299	53,565
Income tax expense	12	(17,174)	(13,055)	(10,060)	(8,774)
Profit for the period		63,957	80,241	46,239	44,791
Profit attributable to:
Owners of the Group		63,952	80,141	46,244	44,697
Non-controlling interest		5	100	(5)	94
Profit for the period		63,957	80,241	46,239	44,791
Earnings per share
Basic Earnings per share	14	0.22	0.27	0.16	0.15
Diluted Earnings per share	14	0.21	0.26	0.15	0.15
Other comprehensive Income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations		(6,273)	3,163	(5,604)	1,675
Other comprehensive income for the period, net of tax		(6,273)	3,163	(5,604)	1,675
Total comprehensive income for the period		57,684	83,404	40,635	46,466
Total comprehensive income for the period is attributable to:
Owners of the Group		57,678	83,305	40,642	46,371
Non-controlling interest		6	99	(7)	95
Total comprehensive income for the period		57,684	83,404	40,635	46,466

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

DLocal Limited

Unaudited Consolidated Condensed Interim Statements of Financial Position

As of June 30, 2024 and December 31, 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	June 30, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	15	531,620	536,160
Financial assets at fair value through profit or loss	16	120,297	102,677
Trade and other receivables	17	455,503	363,374
Derivative financial instruments	22	622	2,040
Other assets	18	10,878	11,782
Total Current Assets		1,118,920	1,016,033
Non-Current Assets
Financial assets at fair value through profit or loss		—	1,710
Trade and other receivables		1,787	—
Deferred tax assets		1,913	2,217
Property, plant and equipment		3,576	2,917
Right-of-use assets		3,508	3,689
Intangible assets	19	60,637	57,887
Other assets	18	5,343	—
Total Non-Current Assets		76,764	68,420
TOTAL ASSETS		1,195,684	1,084,453
LIABILITIES
Current Liabilities
Trade and other payables	20	719,097	602,493
Lease liabilities		782	626
Tax liabilities	21	26,907	20,800
Derivative financial instruments	22	815	948
Provisions	23	276	362
Total Current Liabilities		747,877	625,229
Non-Current Liabilities
Deferred tax liabilities		2,299	753
Lease liabilities		3,106	3,331
Total Non-Current Liabilities		5,405	4,084
TOTAL LIABILITIES		753,282	629,313
EQUITY	14
Share Capital		574	591
Share Premium		173,093	173,001
Treasury Shares		(181,670)	(99,936)
Capital Reserve		32,812	21,575
Other Reserves		(14,829)	(9,808)
Retained earnings		432,307	369,608
Total Equity Attributable to owners of the Group		442,287	455,031
Non-controlling interest		115	109
TOTAL EQUITY		442,402	455,140
TOTAL LIABILITIES AND EQUITY		1,195,684	1,084,453

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statement.

DLocal Limited

Unaudited Consolidated Condensed Interim Statements of Changes in Equity

For the six-month period ended June 30, 2024 and 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

	Notes	Share Capital	Share Premium	Treasury shares	Capital Reserve	Other Reserves	Retained Earnings	Total	Non- controlling interest	Total equity
Balance as of January 1st, 2024		591	173,001	(99,936)	21,575	(9,808)	369,608	455,031	109	455,140
Comprehensive Income for the period
Profit for the period		—	—	—	—	—	63,952	63,952	5	63,957
Exchange difference on translation on foreign operations		—	—	—	—	(5,021)	(1,253)	(6,274)	1	(6,273)
Total Comprehensive Income for the period		—	—	—	—	(5,021)	62,699	57,678	6	57,684
Transactions with Group owners in their capacity as owners
Share-options exercise	14	—	92	—	—	—	—	92	—	92
Share-based payments net of forfeitures	9	—	—	—	11,237	—	—	11,237	—	11,237
Repurchase of shares	14	(17)	—	(81,734)	—	—	—	(81,751)	—	(81,751)
Transactions with Group owners in their capacity as owners		(17)	92	(81,734)	11,237	—	—	(70,422)	—	(70,422)
Balance as of June 30, 2024		574	173,093	(181,670)	32,812	(14,829)	432,307	442,287	115	442,402
Balance as of January 1st, 2023		592	166,328	(2,021)	16,185	(1,448)	219,993	399,629	(9)	399,620
Comprehensive Income for the period
Profit for the period		—	—	—	—	—	80,141	80,141	100	80,241
Exchange difference on translation on foreign operations		—	—	—	—	1,442	1,722	3,164	(1)	3,163
Total Comprehensive Income for the period		—	—	—	—	1,442	81,863	83,305	99	83,404
Transactions with Group owners in their capacity as owners
Share-options exercise	14	—	2,158	—	(2,005)	—	—	153	—	153
Forfeitures	14	—	—	—	—	—	—	—	—	—
Share-based payments	9	—	—	—	3,750	—	—	3,750	—	3,750
Repurchase of shares		(14)	—	(97,915)	—	—	—	(97,929)	—	(97,929)
Transactions with Group owners in their capacity as owners		(14)	2,158	(97,915)	1,745	—	—	(94,026)	—	(94,026)
Balance as of June 30, 2023		578	168,486	(99,936)	17,930	(6)	301,856	388,908	90	388,998

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

DLocal Limited

Unaudited Consolidated Condensed Interim Statements of Cash Flows

For the six-month periods ended June 30, 2024 and 2023

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

		Six months ended
	Notes	June 30, 2024	June 30, 2023
Cash flows from operating activities
Profit before income tax		81,131	93,296
Adjustments:
Interest (Income) from financial instruments	11	(13,915)	(22,212)
Interest charges for lease liabilities	11	87	95
Other finance expense		1,800	1,202
Finance expense related to derivative financial instruments		12,324	9,869
Net exchange differences		6,168	4,082
Fair value gain on financial assets at fair value through profit or loss	11	(33,589)	(3,654)
Amortization of Intangible assets	10	7,114	4,668
Depreciation of Property, plant and equipment and Right-of-use asset	10	737	716
Disposal of Right-of-use asset	10	11	—
Share-based payment expense, net of forfeitures	9	11,237	3,750
Other operating loss		3,372	—
Net Impairment loss/(gain) on financial assets	16	(101)	30
Inflation adjustment		(11,874)	—
		64,502	91,842
Changes in working capital
Increase in Trade and other receivables	17	(102,158)	(59,386)
Decrease in Other assets	18	2,503	12,157
Increase in Trade and other payables	20	113,232	190,139
Increase/(Decrease) in Tax Liabilities	21	7,750	(3,341)
Decrease in Provisions	23	(86)	(557)
Cash from operating activities		85,743	230,854
Income tax paid		(16,967)	(6,816)
Net cash from operating activities		68,776	224,038
Cash flows from investing activities
Acquisitions of Property, plant and equipment		(1,226)	(657)
Additions of Intangible assets	19	(9,864)	(8,145)
Acquisition of financial assets at FVPL		(96,841)	(48,139)
Net collections of financial assets at FVPL		98,301	1,523
Interest collected from financial instruments		13,915	21,975
Net cash used in investing activities		4,285	(33,443)
Cash flows from financing activities
Repurchase of shares	14	(81,751)	(97,929)
Share-options exercise		92	153
Interest payments on lease liability		(87)	(95)
Principal payments on lease liability		(69)	(276)
Finance expense paid related to derivative financial instruments		(11,039)	(11,337)
Other finance expense paid		(399)	(1,205)
Net cash (used in)/provided by financing activities		(93,253)	(110,689)
Net increase in cash flow		(20,192)	79,906
Cash and cash equivalents at the beginning of the period		536,160	468,092
Effects of exchange rate changes and inflation on cash and cash equivalents		15,652	1,388
Cash and cash equivalents at the end of the period		531,620	549,386

The accompanying notes are an integral part of these Unaudited Consolidated Condensed Interim Financial Statements.

DLocal Limited

Notes to Unaudited Consolidated Condensed Interim Financial Statements

At June 30, 2024

(All amounts in thousands of U.S. Dollars except share data or as otherwise indicated)

1. General information and Significant Events during the period

1.1. General information

DLocal Limited (“dLocal” or the “Company”) was established on October 5, 2016 as a limited liability holding company in Malta (together with its subsidiaries as the “Group”.) On April 14, 2021 the Group was reorganized under dLocal and domiciled and incorporated in the Cayman Islands. The Company holds a controlling financial interest in the Group.

The Group processes payment transactions, enabling merchants located in developed economies (mainly United States, Europe and China) to receive payments (“pay-ins”) from customers in emerging markets and to facilitate payments (“pay-outs”) to customers in emerging markets. As of the date these Unaudited Consolidated Condensed Interim Financial Statements were issued, the Group continued to focus on its geographic expansion, increasing the total number of in-network countries.

The Group processes local payments in emerging markets through its network of acquirers and payments processors. Through its partnership with financial institutions, the Group expatriates/repatriates funds to/from developed economies where the merchant customers elect settlement in their preferred currency (mainly U.S. Dollar and Euro). These unaudited consolidated condensed interim financial statements include dLocal’s subsidiaries.

The Group is licensed and regulated in the EU as an Electronic Money Issuer, or EMI, and Payment Institution, or PI, and registered as a Money Service Business with the Financial Crimes Enforcement Network of the U.S. Department of the Treasury, or FinCEN, and operates and may be licensed, as applicable, in many countries in emerging markets, primarily in the Americas, Asia and Africa.

In addition, the Group is subject to laws aimed at preventing money laundering, corruption and the financing of terrorism. This regulatory landscape is constantly changing, including as a consequence of the implementation of the Fifth Anti-Money Laundering Directive (Directive (EU) 2018/843, “MLD5”) and the proposed amendments to the MLD4, often referred to as the fourth Anti-Money Laundering Directive.

1.2. Significant events during the period

a) Class action lawsuits

On February 23 and February 28, 2023, respectively, we were named, along with several of our senior executives and/or directors, as defendants in certain putative class action lawsuits filed in the Supreme Court of the State of New York, New York County, asserting claims under Sections 11, 12, and 15 of the Securities Act of 1933, based in significant part on the short-seller report. These matters, Zappia et al. v. DLocal Limited et al., Index No. 151778/2023 (Sup. Ct. N.Y. Cty.), and Hunt et al. v. DLocal Limited et al., Index No. 651058/2023 (Sup. Ct. N.Y. Cty.), or the Zappia and Hunt Actions, allege, among other things, that the registration statement for our June 2021 initial public offering reflected certain material misstatements or omissions.

On March 3, 2023, plaintiffs in the two actions filed a stipulation and proposed order consolidating the cases and appointing putative lead counsel. The parties also agreed to a schedule for plaintiffs’ filing of an amended complaint and a subsequent briefing schedule for a motion to dismiss the amended complaint.

On May 12, 2023, plaintiffs in the Zappia and Hunt Actions jointly filed a consolidated amended complaint. On July 11, 2023, we filed a motion to dismiss the complaint. Plaintiffs filed their opposition brief on August 15, 2023, and we filed a reply in further support of our motion to dismiss on September 22, 2023. Our motion to dismiss is now fully briefed, and, on February 29, 2024, the court presided over oral argument on the motion. The court has not yet issued a decision on the motion, and no other proceedings are currently ongoing or scheduled.

We have also been named, along with several of our senior executives and/or directors, in a putative class action lawsuit filed in the U.S. District Court for the Eastern District of New York, asserting claims under Sections 11 and 15 of the Securities Act and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as Rule 10b-5 promulgated thereunder. This lawsuit, captioned Laurenzi v. dLocal Ltd., et al., 1:23-cv-07501 (E.D.N.Y.) (Laurenzi Action), was initiated on October 6, 2023. On January 4, 2024, the Court appointed a Lead Plaintiff. On March 18, 2024, Lead Plaintiff filed an amended class action complaint. The amended complaint alleges misstatements and omissions in the registration statement for our June 2021 initial public offering and in various public filings and press releases during the period of June 2, 2021 through June 5, 2023. Pursuant to a schedule agreed upon with Lead Plaintiff’s counsel, we filed on April 30, 2024, a letter, as required by court rules, requesting a pre-motion conference regarding an anticipated motion to dismiss the Laurenzi Action in full. Lead Plaintiff responded to that letter on May 14, 2024. On June 10, 2024, the court held the requested preliminary conference and set a schedule for briefing on our motion to dismiss. We served our opening brief on August 9, 2024, Lead Plaintiff’s opposition is due on October 11, 2024, and our reply is due on November 8, 2024.

Due to the preliminary posture of the above-described lawsuits as of the date of issuance of these unaudited consolidated condensed interim financial statements, the Management and its legal advisors are unable to evaluate the likelihood of an adverse outcome or estimate a range of potential losses and no provision for contingencies have been recorded for the aforementioned matters. DLocal Limited intends to defend itself vigorously in these actions. As of the date of issuance of the Company’s unaudited interim financial statements there were no further updates in this regard.

Developments in Argentina

Argentina is subject to extensive foreign exchange regulations which were revised as recently as December 2023. We and our legal advisors consider our activities to be carried out in compliance with applicable laws and regulations, including compliance with foreign exchange market and tax regulations. As of the date of this unaudited interim report, no provision for contingencies has been recorded for the aforementioned matters.

2. Presentation and preparation of the Consolidated Condensed Interim Financial Statements and significant accounting policies

2.1. Basis of preparation of consolidated condensed interim financial information

These Unaudited Consolidated Condensed Interim Financial Statements for the six months ended June 30, 2024 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board.

These Unaudited Consolidated Condensed Interim Financial Statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2023 (the “Annual Financial Statements”).

The accounting policies and critical accounting estimates and judgments adopted, except for those explicitly indicated on these Unaudited Consolidated Condensed Interim Financial Statements, are consistent with those of the previous financial year and corresponding interim reporting period.

All amounts are presented in thousands of U.S. Dollars except share data or as otherwise indicated.

These Unaudited Consolidated Condensed Interim Financial Statements for the six months ended June 30, 2024 were authorized for issuance by the dLocal’s Board of Directors on August 13, 2024.

2.2. Changes in accounting policies adopted by the Group

Treasury shares

As of June 30, 2024, the Group has adopted a voluntary change in the accounting policy regarding the classification of treasury shares to better reflect the Group’s equity structure. Previously, treasury shares were recognized under the share premium in the equity. As part of the new policy, and in connection with the repurchase of shares mentioned in note 14 c, the Group has decided to classify treasury shares separately in the equity position.

Treasury shares are recorded at cost, which includes the purchase price and any directly attributable costs of acquisition. The cost of treasury shares is presented as a deduction from equity, specifically within the “Treasury Shares” reserve. No gain or loss is recognized in the income statement on the purchase, sale, issue, or cancellation of the company’s own equity instruments.

2.3. New accounting pronouncements

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2023. The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued or modified by the IASB as demonstrated in the item 2.4, and did not identify any significant impacts thereof on the disclosure or reported amounts.

2.4. Impact of IFRS Accounting Standards issued but not yet applied by the Group

The following new standards, amendments to standards and interpretation of IFRS issued by the IASB were not adopted since they are not effective for the issuance of the interim condensed consolidated financial statements. The Company plans to adopt these new standards, amendments, and interpretation, if applicable, when they become effective.

IAS 21 - The effects of changes in Foreign Exchange Rates (effective on January 01, 2025)

In August 2023, the IASB amended IAS 21 to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not. These new requirements will apply for annual reporting periods beginning on or after 1 January 2025. The Company is assessing the impact of the standard.

IFRS 18 - Presentation and disclosure in financial statements (effective on January 01, 2027)

On 9 April 2024, the IASB issued a new standard IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:

• the structure of the statement of profit or loss;

• required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and

• enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’.

IFRS 18 will apply for reporting periods beginning on or after 1 January 2027 and also applies to comparative information.

IFRS 9 – Financial Instruments and IFRS 07 Financial Instruments: Disclosure (effective on January 1, 2026)

On 30 May 2024, the IASB issued target amendments to IFRS 9 and IFRS 7. The amendments intend to:

• Clarify the period of recognition and derecognition of some financial assets and liabilities, with new exception for some financial liabilities settled through electronic cash transfer;

• Provides further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

• New disclosures for certain instruments with contractual terms that can change cash flows and equity instruments designated at FVTOCI.

3. Accounting estimates and judgments

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The critical accounting estimates and judgments adopted on these Unaudited Consolidated Condensed Interim Financial Statements are consistent with those of the previous financial year and corresponding interim reporting period.

4. Consolidation of subsidiaries

DLocal Limited, located in Cayman Islands, is the parent company of the Group and acts as a holding company for subsidiaries whose main activity is cross-border and local payments, enabling international merchants to access end customers in emerging markets. Its revenue comes from dividends receivable from subsidiaries and share of profit from subsidiary partnership.

There were no changes since December 31, 2023 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements. The following entities were incorporated or acquired by the Group during the six month period ended June 30, 2024.

			% of equity interest held by Dlocal
Entity name	Country of incorporation	Principal activities	June 30, 2024
Olmerix S.A.	Uruguay	Finance entity	100%
Dlocal Nicaragua S.A.	Nicaragua	Collection entity	100%
Dlocal Malaysia Sdn. Bhd.	Malaysia	Collection entity	100%
CRI Demerge Costa Rica SRL	Costa Rica	Collection entity	100%
Demerge Singapore PTE Ltd	Singapore	Collection entity	100%

The Group has determined that the acquisition or incorporation of these subsidiaries during 2024 do not constitute a business combination according to IFRS 3.

5. Segment reporting

The Group operates as a single operating segment, “payment processing”. Operating segments are defined as components of an enterprise for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”) who is the Group’s Executive Team represented by executive officers and directors holders of ordinary shares of the immediate parent of the Company. The Group has determined that its Executive Team is the chief operating decision maker as they determine the allocation of resources and assess performance.

The Executive Team evaluates the Group’s financial information and resources, and assess the financial performance of these resources based on consolidated Revenue, Adjusted EBITDA and Adjusted EBITDA margin as further described below.

Adjusted EBITDA and Adjusted EBITDA Margin

The Executive Team assesses the financial performance of the Group’s sole segment by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA is defined as the consolidated profit from operations before financing and taxation for the applicable reporting period before depreciation of PP&E, amortization of right-of-use assets and intangible assets. It also excludes adjustments applied to subsidiaries operating hyperinflationary environments, other operating loss, impairment gain/loss on financial assets, other non-recurring costs and share-based payment non-cash charges. The Group defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by Revenue.

The Group reconciles the segment’s performance measure to profit for the period as presented in the Consolidated Condensed Interim Statements of Comprehensive Income as follows:

		Six months ended		Three months ended
	Note	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Profit for the period (i)		63,957	80,241	46,239	44,791
Income tax expense	12	17,174	13,055	10,060	8,774
Inflation adjustment	11	4,309	2,680	1,941	1,661
Finance income	11	(47,504)	(25,866)	(29,247)	(18,878)
Finance costs	11	19,160	17,016	1,202	11,419
Depreciation and amortization	10	7,851	5,384	4,089	2,869
Other operating (gain)/loss		3,372	—	1,553	—
Impairment loss / (gain) on financial assets	16	(101)	30	76	(21)
Other non-recurring costs (ii)	8	—	1,229	—	—
Share-based payment non-cash charges, net of forfeitures	9	11,237	3,750	6,776	1,421
Adjusted EBITDA		79,455	97,519	42,689	52,036

Revenues	6	355,709	298,425	171,279	161,138
Adjusted EBITDA		79,455	97,519	42,689	52,036
Adjusted EBITDA Margin		22.3%	32.7%	24.9%	32.3%

i) Includes a net gain related to the effective portion of the change in the spot rate of the hedged foreign currency risk. For further information refer to Note 22 Derivative financial instruments.

ii) For six-month period ended June, 2023 other non-recurring costs related to an internal review of the allegations made by a short-seller report and class action expense, which includes fees from independent counsel, independent global expert services and forensic accounting advisory firm.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the Unaudited Consolidated Condensed Statement of Comprehensive Income and Unaudited Consolidated Condensed Statement of Financial Position.

As required by IFRS 8 Operating Segments, below are presented applicable entity-wide disclosures related to dLocal’s revenues.

Revenue breakdown by region and country

The Group’s revenues arise from operations in many countries, where the merchants´ customers are based.

The following table presents the Group’s revenue by region and country where the payments from/to the merchant customers in certain regions represented at least 10% of Total Revenues amounted on the three-month and six-month periods June 30, 2024 and 2023.

	Six months ended		Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
LatAm	264,108	225,115	138,718	126,877
Brazil	85,333	64,030	42,265	41,213
Mexico	69,871	51,009	35,838	28,303
Argentina	34,304	40,732	20,506	20,709
Chile	24,652	28,385	12,299	14,153
Other countries	49,948	40,959	27,810	22,499
Asia and Africa	91,601	73,310	32,561	34,261
Egypt	54,032	8,124	15,022	4,654
Nigeria	8,321	47,293	1,074	20,365
Other countries	29,248	17,893	16,465	9,242
Revenues	355,709	298,425	171,279	161,138

Revenue with large customers

For the six months ended June 30, 2024, the Group’s revenue from its top 10 merchants represented 63% of revenue (58% of revenue for the six months ended June 30, 2023). For the six months ended June 30, 2024 there is two customers (one customer for the six months ended June 30, 2023) that on an individual level accounted for more than 10% of the total revenue.

Non current assets by country

The Company does not have any non-current assets located in the entity´s country of domicile.

Material non-current assets are the Intangible Assets described in Note 19: Intangible Assets.

6. Revenues and Cost of Services

(a) Revenue and Gross profit description

dLocal derives revenue from processing payments for international merchants to enable them to operate in selected emerging markets.

The breakdown of revenue from contracts with customers per type of service is as follows:

	Six months ended		Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Transaction revenues (i)	353,895	294,205	170,612	158,696
Other revenues (ii)	1,814	4,220	667	2,442
Revenues from payment processing	355,709	298,425	171,279	161,138
Cost of services	(222,927)	(165,828)	(101,468)	(90,378)
Gross profit	132,782	132,597	69,811	70,760

(i)
Transaction revenues are comprised of processing fees, foreign exchange fee, installment fee, chargebacks, refunds fee, and other transactional fees. These fees are recognized as revenue at a point in time when a payment transaction, or its reversal in the case of chargeback and refunds, has been processed.
(ii)
Other revenues are mainly comprised of minor fees, such as initial setup fees, smart defense fees, issuing fees, maintenance fees, minimum monthly fees, and small transfer fees.

(b) Revenue recognized at a point in time and over time

Transaction revenues are recognized at a point in time when the payment transaction, or its reversal in the case of chargeback and refunds, is processed. Other revenues are recognized as revenue at a point in time when the respective performance obligation is satisfied. The Group did not recognize revenues over time for the six months ended June 30, 2024 and 2023.

(c) Cost of services

Cost of services are composed of the following:

	Six months ended		Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Processing costs (i)	211,740	158,249	95,539	86,446
Hosting expenses (ii)	3,785	3,021	2,011	1,463
Salaries and wages (iii)	1,337	939	753	502
Amortization of intangible assets (iv)	6,065	3,619	3,165	1,967
Cost of services	222,927	165,828	101,468	90,378

(i)
Include fees financial institutions (e.g., banks, local acquirers or payment methods) charge the Group, typically as percentage of the transaction value, but in certain cases, as a fixed fee in the case of pay-outs in relation to payment processing, cash advances, and installment payments. Such fees vary by financial institution and typically depend on the settlement period contracted with such institution, the payment method used and the type of product (e.g., pay-in or a pay-out). These fees also include conversion and expatriation or repatriation costs charged by banks and brokers and the corresponding hedging results. The effect recorded for the three months and six months ended June 30, 2024 was a gain of USD 1,477 and a loss of USD 9,064, compared to USD 4,827, and 5,617 for the three months and six months ended June 30, 2024. For further details see Note 22. Derivative financial instruments.
(ii)
Expenses related to hosting services for the Group’s payment platform.
(iii)
Consist of salaries and wages of the operations department directly involved in the day-to-day operations. For further detail refer to Note 9: Employee Benefits.
(iv)
Amortization of intangible assets corresponds to the amortization of the internally generated software (i.e., dLocal’s payment platform) by the Group. For further detail refer to Note 19: Intangible Assets.

7. Technology and development expenses

Technology and development expenses are composed of the following:

	Six months ended		Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Salaries and wages (i)	5,286	2,231	2,766	1,228
Software licenses (ii)	3,342	1,334	1,853	665
Infrastructure expenses (iii)	2,435	985	1,345	543
Information and technology security expenses (iv)	85	130	33	54
Other technology expenses	725	250	411	150
Total Technology and development expenses	11,873	4,930	6,408	2,640

(i)
Consist primarily of FTEs compensation related to technology related roles, excluding the capitalized salaries and wages related to internally generated software. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Consist of software licenses used by the technology development department for the development and maintenance of the platform.
(iii)
Corresponds to information technology costs to support our infrastructure and back-office operations.
(iv)
Comprises expenses of overall monitoring and security of our network and platform.

8. Sales and marketing expenses and General and administrative expenses

Sales and marketing expenses and General and administrative expenses are composed of the following:

	Six months ended		Three months ended
Sales and marketing expenses	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Salaries and wages (i)	7,244	5,969	3,391	2,447
Marketing expenses (ii)	1,892	1,994	1,114	659
Total Sales and marketing expenses	9,136	7,963	4,505	3,106

General and administrative expenses	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Salaries and wages (i)	29,350	15,527	15,766	8,379
Third-party services (iii)	11,342	9,022	5,928	4,448
Office expenses	1,312	1,940	611	1,033
Travel and other operating expenses	7,616	4,294	3,845	2,506
Amortization and depreciation	1,786	1,765	924	902
Total General and administrative expenses	51,406	32,548	27,074	17,268

(i)
Salaries and wages related to Full Time Equivalents (“FTE”) engaged in the Sales, Marketing and General and Administrative departments of the Group. For further detail on total salaries and wages refer to Note 9: Employee Benefits.
(ii)
Expenses related to trade marketing at events, the distribution and production of marketing and advertising campaigns mostly related to public relations expenses, commissions to third-party sales force and partners, and online performance marketing.
(iii)
Includes Advisors’ fees, Legal fees, Auditors’ fees and Human resources’ fees.

9. Employee Benefits

Employee benefits is composed of the following:

	Six months ended		Three months ended
Salaries, wages and contractor fees (i)	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Salaries, wages and contractor fees (i)	40,775	29,061	20,550	15,474
Share-based payments (ii)	11,237	3,750	6,776	1,421
Total employee benefits	52,012	32,811	27,326	16,895

(i)
Salaries, wages and contractor fees include social security costs as well as annual bonuses compensations. This line also includes USD 4,650 for the three months ended June 30, 2024 and USD 8,795 for the six months ended June 30, 2024 (USD USD 4,339 for the three months ended June 30, 2023 and 8,145 for the six months ended June 30, 2023) related to capitalized salaries and wages.
(ii)
The share-based payments relate to equity-settled compensation expenses, net of forfeitures if any. For further information refer to Note 13: Share-based payments.

10. Amortization and Depreciation

Amortization and depreciation expenses are composed of the following:

	Six months ended		Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Amortization of intangible assets	7,114	4,668	3,690	2,492
Amortization of Right-of-use asset	170	309	81	165
Depreciation of Property, plant & equipment	567	407	318	212
Total Amortization and Depreciation	7,851	5,384	4,089	2,869

For further information related to amortization of intangible assets refer to Note 19: Intangible Assets.

11. Other Results

Other results is composed of the following categories:

	Six months ended		Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Interest Income from Financial Instruments (i)	13,915	22,212	6,473	15,313
Fair value gains of financial assets at FVPL (i)	33,589	3,654	22,774	3,565
Finance income	47,504	25,866	29,247	18,878

	Six months ended		Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Finance expense related to derivative financial instruments (ii)	(11,039)	(11,637)	(888)	(7,051)
Other finance expenses (iii)	(8,034)	(5,284)	(270)	(4,316)
Interest charges for lease liabilities (iv)	(87)	(95)	(44)	(52)
Finance costs	(19,160)	(17,016)	(1,202)	(11,419)
Inflation adjustment (v)	(4,309)	(2,680)	(1,941)	(1,661)
Other results	24,035	6,170	26,104	5,798
(i)
Includes financial income and gains resulting from the remeasurement of short-term liquid financial instruments and financial assets measured at fair value through profit and loss.
(ii)
Represents the rate implicit in derivative financial instruments not designated as hedging instruments. The Group elected to separate the spot element from the forward element of the derivative foreign exchange instruments and designated as a hedging instrument the changes in the fair value of the spot element. Changes in the fair value of the hedging portion of the derivative contract are recognized within Costs of Services while changes in the fair value of the non-designated portion; i.e. the forward element, are presented within Finance Costs. For further information refer to Note 22 Derivative financial instruments.
(iii)
Represents net effects of foreign exchange results in subsidiaries and in an intra-group loan denominated in US Dollars between subsidiaries located in Argentina and Malta, as well as, a fair value adjustments of other financial assets measured at FVTPL.
(iv)
Finance costs associated with lease liabilities resulting from the application of IFRS 16 Leases.
(v)
As required by IAS 29, the financial statements of the Group’s Argentina subsidiary was restated to reflect the purchasing power of the hyperinflationary currency. Therefore, a loss on net monetary position was recognized during the period ended June 30, 2024.

12. Income Tax

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average income tax rate used for the six months ended June 30, 2024 is 21.2%, compared to 14.0% for the six months ended June 30, 2023. The effective income tax rate increase is explained by an increase in the results of subsidiaries located in countries where the income tax rate is higher.

The income tax charge recognized in profit and losses is the following:

	Six months ended		Three months ended
Current Income Tax	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Current Income Tax on profits for the period	(15,324)	(11,318)	(9,943)	(7,687)
Total Current Income Tax expense	(15,324)	(11,318)	(9,943)	(7,687)

Deferred income tax	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
(Decrease)/Increase in deferred income tax assets	(304)	447	(270)	261
(Increase)/Decrease in deferred income tax liabilities	(1,546)	(2,184)	153	(1,348)
Total Deferred income tax (expense)	(1,850)	(1,737)	(117)	(1,087)
Income Tax expense	(17,174)	(13,055)	(10,060)	(8,774)

13. Share-based payments

During the six months ended June 30, 2024 , the Group granted new share options and restricted share units under the Amended and Restated 2020 Global Share Incentive Plan to executives and employees in return for their services, which represented changes in the composition of share options outstanding at the end of the period.

Set out below are summaries of restricted share units and share options granted under the plan:

	June 30, 2024		December 31, 2023
	Average		Average
	exercise price	Number of	exercise price	Number of
	(U.S. Dollars)	options and RSUs	(U.S. Dollars)	options and RSUs
At the beginning of the period	6.86	6,962,302	8.30	3,534,561
Granted during the period	4.34	672,133	5.53	4,340,239
Exercised during the period	0.31	(288,301)	2.25	(663,897)
Cancelled during the period	—	(4,158)	—	—
Forfeited during the period	9.33	(423,518)	14.06	(248,601)
At the end of the period	6.74	6,918,458	6.86	6,962,302
Vested and exercisable at the end of the period	8.32	1,090,536	7.03	704,006

No options expired during the periods covered by the above table.

As of June 30, 2024, the Group has 230,000 PSUs, 3,433,131 RSUs, and 3,255,327 Stock Options outstanding.

For the six months period ended June 30, 2024, total compensation expense of the plans was USD 11,237 (June 30, 2023 - USD 3,750) as presented in Note 9 Employee Benefits.

14. Capital management

(a) Share capital

At the date of this interim report, the total authorized share capital of the Group was USD 3,000,000, divided into 1,500,000,000 shares par value USD 0.002 each, of which:

• 1,000,000,000 shares are designated as Class A common shares; and

• 250,000,000 shares are designated as Class B common shares.

The remaining 250,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

The rights of the holders of Class A Common Shares and Class B Common Shares are identical, except with respect to voting, conversion and transfer restrictions applicable to the Class B Common Shares. Each Class A Common Share is entitled to one vote while Class B Common Shares are entitled to five votes each. Each Class B Common Share is convertible into one Class A Common Share automatically upon transfer, subject to certain exceptions. Holders of Class A Common Shares and Class B Common Shares vote together as a single class on all matters unless otherwise required by law.

Authorized shares, as well as issued and fully paid-up shares, are presented below:

	June 30, 2024			June 30, 2023
	Amount	USD		Amount	USD
Issued and Fully Paid Up Shares of USD 0.002 each
Class A Common Shares	153,057,786	306		155,193,014	310
Class B Common Shares	134,054,192	268		134,054,192	268
	287,111,978	574		289,247,206	578
Share Capital evolution
Share Capital as at January 1	295,991,665	591		296,029,870	592
i) Issue of common shares at USD 0.002	288,301	—	*	253,572	—
ii) Repurchase of shares	(9,167,988)	(17)		(7,036,236)	(14)
Share capital as of June 30, 2024	287,111,978	574		289,247,206	578

* Amounts are rounded to the nearest thousand and should not be interpreted as zero.

(b) Share Premium

For the six months ended June 30, 2024 and 2023, dLocal issued 288,301 and 253,572 new Class A Common Shares receiving total proceeds of USD 92 and 153, respectively, related to the exercise of share-options.

(c) Treasury Shares

On May 13, 2024, the Board of Directors of Dlocal approved a share buyback program. The Company is authorized to purchase up to $200 million of its Class A common shares from May 15, 2024, to May 31, 2025.

As of June 30, 2024 the Company has repurchased 9,167,988 shares at an average price of USD 8.92 per share, amounting to a total consideration of USD 81,751. The repurchased shares are held as treasury shares and are accounted for at cost.

(d) Capital reserve

The Capital reserve corresponds to reserves related to the share-based plans, as described in Note 13: Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2023. Accordingly, this reserve is related to share-based payment compensation plans of the Group. As of June 30, 2024, the shared-based payments represent a total of USD 11,237.

(c) Other Reserves

The reserves for the Group relate to cumulative translation adjustment representing differences on conversion of assets and liabilities at the reporting date.

(e) Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net income attributable to owners of DLO by the weighted average number of shares outstanding during the year plus the weighted average number of shares that would be issued on conversion of all dilutive potential shares into shares by applying the treasury stock method. The shares in the share-based plan are the only shares with potential dilutive effect.

The following table presents the calculation of net income applicable to the owners of the parent and basic and diluted EPS for the six and three months period ended of June 30:

	Six months ended		Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Profit attributable to common shareholders (U.S. Dollars)	63,952,000	80,141,000	46,244,000	44,697,412
Weighted average number of common shares	294,781,316	293,403,907	293,430,253	291,700,873
Adjustments for calculation of diluted earnings per share(1)	15,348,015	16,358,508	14,996,249	16,160,368
Weighted average number of common shares for calculating diluted earnings per share	310,129,331	309,762,415	308,426,502	307,861,241
Basic earnings per share	0.22	0.27	0.16	0.15
Diluted earnings per share	0.21	0.26	0.15	0.15

1 For the six months ended June 30, 2024, the adjustment corresponds to the dilutive effect of i) 8,266,680 average shares related to share-based payment warrants described in Note 13: Share-based payments and warrants to the Annual Financial Statements for the year ended December 31, 2023; and ii) 7,081,335 average shares related to share-based payment plans with employees (14,612,059 and 1,746,449 respectively for the six months ended June 30, 2023). For the three months ended June 30, 2024, the adjustment corresponds to the dilutive effect of i) 8,138,593 average shares related to share-based payment warrants; and ii) 6,857,656 average shares related to share-based payment plans with employees (14,555,263 and 1,605,105 respectively for the three months ended June 30, 2023).

15. Cash and cash equivalents

Cash and cash equivalents breakdown is presented below:

	June 30, 2024	December 31, 2023
Own Balances	186,181	222,808
Merchant Clients Funds	345,439	313,352
	531,620	536,160

As of June 30, 2024, USD 531,620 (USD 536,160 on December 31, 2023) represents cash on hand, demand deposits with financial institutions and other short-term liquid financial instruments.

Own Balances correspond to cash and cash equivalents of the Group while Merchant Clients Funds correspond to freely available funds collected from the merchants’ customers, that can be invested in secure, liquid low-risk assets until they are transferred to the merchants in accordance with the agreed conditions with them or transferred to Own Funds accounts for the portion that corresponds to the Group fees. As of June 30, 2024 , Merchant Clients Funds includes USD 66,479 pending to be transferred to Own Funds accounts (USD 59,900 as of December 31, 2023).

16. Financial assets at fair value through profit or loss

(a)
Classification of financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include the following:

Instrument	Reference	Maturity date	Interest rate (%)	Linked with	June 30, 2024	December 31, 2023
Argentina Treasury Bonds	TV24 (i)	Apr-24	0.40%	Dollar linked	—	94,667
Argentina Treasury Bonds	TDG24	Aug-24	0%/3.25%	U.S. Dollar/CER index*	9,572	8,059
Argentina Treasury Bonds	TDE25	Jan-25	0%/3.25%	U.S. Dollar/CER index*	2,173	1,661
Argentina Treasury Bonds	TV25	Mar-25	0.50%	Dollar linked	11,083	—
Argentina Treasury Bonds	TZV25	Jun-25	—	Dollar linked	71,489	—
Argentina Treasury Bonds	T2V4	Sep-24	0.50%	Dollar linked	576	—
Argentina Treasury Notes	S31E5 (ii)	Jan-25	5.50%	—	25,404	—
					120,297	104,387

*Stabilization Reference Coefficient adjusted by inflation

(i) According to the respective maturity date, the bond TV24 was fully settled during April, 2024. We used the funds to acquire new financial assets and bonds to reinforce our economic commitment.

(ii) The Company has applied the fair value option irrevocably designated as measured at FVPL as an alternative measurement for selected financial assets, which the Company had not irrevocably elected to classify at fair value through OCI.

(b)
Amounts recognized in profit or loss

Information about the Group’s impact on profit or loss of bonds is discussed in Note 11: Other Results

(c)
Risk exposure and fair value measurements

All of the Group’s listed bonds investments are listed on the Argentinian Stock Exchange (Bolsas y Mercados Argentinos - BYMA). For the investments classified as FVPL, the impact of a 10% increase in the Argentinian Index at the reporting date on profit or loss would have been an increase of USD 12,029 after tax. An equal change in the opposite direction would have decreased profit or loss by USD 12,029 after tax.

17. Trade and other receivables

Trade and Other Receivables of the Group are composed of the following:

	June 30, 2024	December 31, 2023
Current
Trade receivables	398,803	319,921
Loss allowance	(165)	(459)
Trade receivables net	398,638	319,462
Advances and other receivables	56,865	43,912
Total Current Trade and Other Receivables	455,503	363,374

	June 30, 2024	December 31, 2023
Non current
Advances and other receivables	1,787	—
Total Non Current Trade and Other Receivables	1,787	—

Trade Receivables represent uncollateralized gross amounts due from acquirers, processors, merchants and preferred suppliers for services performed that will be collected in less than one year, so they are classified as current. No financial assets are past due. All Trade and other receivables have been assigned in “normal” credit risk rating which applies to financial assets for which a significant increase in credit risk has not occurred since initial recognition.

Loss allowance and impairment losses

The following table presents the evolution of the loss allowance:

	2024	2023
Opening book value as at January 1	(459)	(280)
Decrease in loss allowance for trade receivables	282	(30)
Reversal of write-off	12	140
Total as at June 30	(165)	(170)
Net impairment gain on financial assets	101	(30)

Initial recognition and subsequent measurement the Group applies the simplified approach to determine expected credit losses on trade receivables.

To measure the expected credit losses, trade and other receivables have been grouped based on shared credit risk characteristics and the days past due (only 0-30 past due bucket as of June 30, 2024 and December 31, 2023 because there are no other material buckets of the outstanding receivables).

The expected loss rates are based on the payment profiles of debtors over a period of 48 months before year end and the corresponding historical credit losses experienced within this period. The historical loss rate is adjusted to reflect current and forward-looking information on credit risk ratings of the countries in which the Group sells its services which affects the ability of the debtors to settle the receivables. On that basis, the average expected credit loss rate of the 0-30 past due bucket was determined at 0.1% for the six months ended June 30, 2024 (0.2% in the six months ended June 30, 2023).

18. Other Assets

Other assets are composed of the following:

Current	June 30, 2024	December 31, 2023
Money held in escrow and guarantees due to: (i)	9,065	11,635
-Banks requirements	5,069	3,000
-Processors and others requirements	3,873	5,072
-Credit card requirements	123	3,563
Rental guarantees	214	147
Other financial asset measure as FVTPL (ii)	1,599	—
Total current Other Assets	10,878	11,782
Non Current
Other financial asset measure as FVTPL (ii)	5,343	—
Total Non Current Other Assets	5,343	—

(i)
Includes own funds and investments held in escrow and guarantees required by processors, credit cards and merchants. In 2023, some merchants entered into stand by credit letters with banks that required the Group to maintain certain collaterals in such banks. Amounts held in escrow also include funds held in a pledge account to collateralize overdrafts and pre-settlements agreements with a bank. Finally, it also includes guarantees issued to processors and credit cards institutions. These agreements have short-term maturities
(ii)
During the six-month period ended June 30, 2024, the Company reclassified USD 6,942 from trade receivables to other assets. These financial assets, which are held at fair value through profit or loss, do not qualify for measurement at amortized cost or fair value through other comprehensive income. The net present value of these selected financial instruments was determined in an unquoted market.

19. Intangible Assets

Intangible assets of the Group correspond to acquired software, capitalized expenses related to internally generated software and acquired merchant agreements, and are stated at cost less accumulated amortization.

	2024			2023
	Internally generated software	Acquired and other intangible assets	Total	Internally generated software	Acquired and other intangible assets	Total
Cost	40,446	39,901	80,347	23,752	39,335	63,087
Accumulated amortization	(16,683)	(5,777)	(22,460)	(7,972)	(3,672)	(11,644)
Opening book value as at January 1	23,763	34,124	57,887	15,780	35,663	51,443
Additions (i)	8,795	1,069	9,864	8,145	—	8,145
Amortization of the period	(6,065)	(1,049)	(7,114)	(3,619)	(1,049)	(4,668)
Total as at June 30	26,493	34,144	60,637	20,306	34,614	54,920
Cost	49,241	40,970	90,211	31,897	39,335	71,232
Accumulated amortization	(22,748)	(6,826)	(29,574)	(11,591)	(4,721)	(16,312)

(i) The additions of the six months ended June 30, 2024 include USD 8,795 related to capitalized salaries and wages (USD 8,145 as of June 30, 2023).

	As of June 30, 2024	As of December 31, 2023
Cost	90,211	80,347
Accumulated amortization	(29,574)	(22,460)
Net book amount	60,637	57,887

As of June 30, 2024 , and December 31, 2023 no indicator of impairment related to intangible assets existed, so the Group did not perform an impairment test.

20. Trade and other payables

Trade and Other Payables are composed of the following:

	June 30, 2024	December 31, 2023
Trade Payables	675,986	572,394
Accrued Liabilities	13,967	10,192
Other Payables	29,144	19,907
Total Trade and other payables	719,097	602,493

Trade and other payables are classified as current liabilities as the payment is due within one year or less. Moreover, the carrying amounts are considered to be the same as fair values, due to their short – term nature.

Trade Payables correspond to liabilities with Merchants, either related to payin transactions processed or payout transactions to be processed at their request. Accrued Liabilities mainly correspond to obligations with legal and tax advisors, and auditors. Other Payables mainly correspond to obligations related to processors costs and the acquisitions of office goods and services necessary for the ordinary course of the business.

21. Tax Liabilities

The tax liabilities breakdown is as follows:

	June 30, 2024	December 31, 2023
Income tax payable	21,923	20,280
Other tax liabilities	4,984	520
Income tax perception	2,189	159
Digital services withholding VAT	2,795	341
Other Taxes	—	20
Total Tax Liabilities	26,907	20,800

22. Derivative financial instruments

Derivative financial instruments: forward agreements

The Group’s operations are in various foreign currencies and consequently are exposed to foreign currency risk. As a consequence, the Group uses derivative instruments, delivery and non-delivery currency forward contracts and future contracts, to reduce the volatility of earnings and cash flows, caused by the exchange rate variation in which dLocal is exposed on the conversion of local currency into the settlement currency (usually US dollars). All outstanding derivatives are recognized in the Group’s consolidated balance sheets at fair value and the impacts are recognized on profit or loss, as shown on the tables below.

The Group uses foreign exchange forward contracts to manage some of its transaction exposures. The spot element of foreign exchange forward contracts are designated as hedging instruments in fair value hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions, generally from one to 12 months.

In USD thousand	Type Contract	Outstanding notional amount as of June 30, 2024	Outstanding balance as of June 30, 2024 - Derivative financial assets / (liabilities)	Outstanding notional amount as of December 31, 2023	Outstanding balance as of December 31, 2023 - Derivative financial assets / (liabilities)
Assets
Buy EUR
US Dollar	Non-delivery forwards	—	—	29,114	480
Buy USD
Brazilian Reais	Non-delivery forwards	493	11	—	—
Argentine Peso	Non-delivery forwards	5,000	381	3,400	7
Argentine Peso	Futures Contract	3,500	21	—	—
Egyptian Pound	Non-delivery forwards	9,888	155	20,865	1,479
Uruguayan Peso	Forward	1,258	8	—	—
Japan	Forward	73	1	—	—
Sell EUR
US Dollar	Futures Contract	(11,426)	6	—	—
Sell USD			—
Argentine Peso	Futures Contract	(1,000)	28	—	—
Southafrican Rand	Forward	(88)	1	(2,345)	12
Southafrican Rand	Futures Contract	(539)	11	—	—
Peruvian Sol	Non-delivery forwards	—	—	(1,252)	62
Total			622		2,040

Liabilities
Non-delivery forwards
Buy EUR
US Dollar	Futures Contract	23,551	(169)	—	—
Moroccan Dirham	Forward	—	—	1,490	(51)
Buy USD
Brazilian Reais	Non-delivery forwards	—	—	3,715	(30)
Chilean Peso	Non-delivery forwards	—	—	19,874	(174)
Chilean Peso	Forward	10,800	(64)	—	—
Uruguayan Peso	Non-delivery forwards	—	—	2,552	(48)
Argentine Peso	Futures Contract	1,000	(6)	—	—
United Arab Emirates Dirham	Forward	133	(0)	—	—
Indian Rupee	Non-delivery forwards	1,429	(4)	2,397	(7)
Southafrican Rand	Forward	11,473	(230)	8,128	(230)
Southafrican Rand	Futures Contract	14,773	(278)	—	—
Peruvian Sol	Non-delivery forwards	—	—	1,200	(67)
Vietnamese Dong	Non-delivery forwards	3,664	(21)	4,054	(32)
Saudi Riyal	Forward	6,760	(14)	—	—
Moroccan Dirham	Forward	5,286	(25)	6,263	(240)
Sell EUR
US Dollar	Non-delivery forwards	—	—	(6,323)	(40)
Sell USD
Indian Rupee	Non-delivery forwards	—	—	(950)	(1)
Brazilian Reais	Non-delivery forwards	(487)	(5)	—	—
Moroccan Dirham	Forward	—	—	(3,274)	(28)
Total			(815)		(948)

	Six months ended		Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net gain on foreign currency forwards recognized in ‘Costs of Services’	9,064	5,617	(1,477)	4,827
Net loss on foreign currency forwards recognized in ‘Finance Costs’	(11,039)	(11,637)	(888)	(7,051)

(i) Classification of derivatives

Derivatives are financial instruments entered into only for economic hedging purposes and not contracted as speculative investments. However, where derivatives do not meet the hedge accounting criteria, they are classified as ‘held for trading’ for accounting purposes and are accounted for at fair value through profit or loss. The full fair value of hedging derivatives is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, otherwise they are classified as a current asset or liability. Derivatives held for trading are classified as a current asset or liability.

23. Provisions

(a) Current or potential proceedings

Provisions for the period are related to current or potential proceedings where the management understands, based on the Group’s legal advisors’ assessment, that it is more likely than not that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(b) Movements in current or potential proceedings

Movements in current or potential proceedings are set out below:

	2024	2023
Carrying amount as at January 1	362	1,473
Reversal to labor provision	(92)	(571)
Interest charges for labor provision	6	14
Total carrying amount at June 30	276	916

24. Related parties

(a) Related Party Transactions

Dlocal Argentina S.A. entered into a loan agreement with Dlocal Group in June 2023 for a total amount of USD 100,000 with maturity date extended by two months to August, 2024. The main purpose of the loan was the acquisition of the Argentinian bonds as detailed on note 1.2 (b) and note 16. As both subsidiaries are fully consolidated, outstanding balances have been eliminated. The main impact on these consolidated financial statements refers to foreign exchange losses on the Dlocal Argentina S.A.

(b) Key Management compensation

The compensation of the Executive Team during the period can be analyzed as follows:

	Six months ended		Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Short-term employee benefits – Salaries and wages	1,498	979	758	520
Long-term employee benefits – Share-based payment	7,658	1,447	4,112	771
	9,156	2,426	4,870	1,291

(c) Transactions with other related parties

The following transactions occurred with related parties:

	Six months ended		Three months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Transactions with merchants – Revenues	259	1,043	18	808
Transactions with preferred suppliers (Collection agents) – Costs	—	(10)	1	(2)

(d) Outstanding balances arising from transactions with other related parties

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	June 30, 2024	December 31, 2023
Transactions with merchants – trade receivables	345	406
Transactions with merchants – trade payables	41	—
Transactions with preferred suppliers (Collection agents) – trade payables	—	(19)

Outstanding balances are unsecured and are repayable in cash.

25. Fair value hierarchy

The following tables show financial instruments recognized at fair value for the period ended June 30, 2024 and December 31, 2023, analyzed between those whose fair value is based on:

• Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

• Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

• Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based upon observable market data.

The table also includes financial instruments measured at amortized cost. The Group understands that the book value of such instruments approximates their fair value.

June 30, 2024	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Financial Assets at Fair Value through Profit or Loss	120,297	—	120,297	120,297	—
Other Assets	6,942	9,279	16,221	—	6,942
Trade and Other Receivables	—	457,290	457,290	—	—
Derivative financial instruments	622	—	622	—	622
Cash and Cash Equivalents	—	531,620	531,620	—	—
	127,861	998,189	1,126,050	120,297	7,564

December 31, 2023	FVPL	Amortized cost	Total	Level 1	Level 2
Assets
Financial Assets at Fair Value through Profit or Loss	104,387	—	104,387	104,387	—
Other Assets	—	11,782	11,782	—	—
Trade and Other Receivables	—	363,374	363,374	—	—
Derivative financial instruments (1)	2,040	—	2,040	—	2,040
Cash and Cash Equivalents	—	536,160	536,160	—	—
	106,427	911,316	1,017,743	104,387	2,040

June 30, 2024	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and Other Payables	—	(719,097)	(719,097)	—	—
Lease liabilities	—	(3,888)	(3,888)	—	—
Derivative financial instruments	(815)	—	(815)	—	(815)
	(815)	(722,985)	(723,800)	—	(815)

December 31, 2023	FVPL	Amortized cost	Total	Level 1	Level 2
Liabilities
Trade and Other Payables	—	(602,493)	(602,493)	—	—
Lease liabilities	—	(3,957)	(3,957)	—	—
Derivative financial instruments	(948)	—	(948)	—	(948)
	(948)	(606,450)	(607,398)	—	(948)

(1)
The most frequently applied valuation techniques include forward pricing models. The models incorporate various inputs including: foreign exchange spot, interest rates curves of the respective currencies and the terms of the contract.

There were no changes of items between level 2 and level 3, acquisitions, disposals nor gains or losses recognized in profit for the period related to level 3 instruments. Consequently, for the periods ended June 30, 2024 and December 31, 2023, the Group did not recognized any financial assets under level 3.

26. Subsequent events

As of date of issuance of these consolidated financial statements, the Company has repurchased 2,415,717 Class A common shares for a total amount of USD 19,316 pursuant to the share buyback program described in note 14.c).